Exhibit 2.1

Asset Purchase Agreement
among
IBS Technics, Inc.,
intelligent systems Corporation,
VISaer (UK) Limited
VISaer, Inc.
and, solely for purposes of section 4.3,
IBS Software Services Americas, Inc.
Date: April 4, 2008

Table of Contents

1.	Definitions:	3
2.	Interpretation:	7
3.	Purchase and Sale:	7
4.	Purchase Price:	9
5.	Employees:	11
6.	Representations and Warranties:	11
7.	Covenants of the Parties:	19
8.	Closing Conditions:	20
9.	Closing Deliveries:	22
10.	Indemnification and Survival:	23
11.	Restrictive Covenants:	27
12.	Termination:	28
13.	Miscellaneous:	29
14.	Bulk Transfers:	31
Schedule 1		*
Schedule 2		*
Schedule 3		*
Schedule 4		*
Schedule 5		*
Schedule 6		*
Schedule 7		*
Schedule 8		*

*	Schedules to the Agreement are not filed herewith but will be provided to the Commission supplementally upon request.

ASSET PURCHASE AGREEMENT
This Asset Purchase Agreement (“Agreement”) is executed this 4th day of April, 2008 by and among:
(i)	VISaer, Inc., a Delaware corporation with its principal office at 100 Burtt Road, #100, Andover, Massachusetts 01810 (“VISaer”);

(ii)	VISaer (UK) Limited, an English corporation with its principal office at Cinnamon Park, Crab Lane, Fearnhead, Warrington WA20XP, UK (“VISaer (UK)” and, collectively with VISaer, the “Sellers”);

(iii)	Intelligent Systems Corporation, a Georgia corporation with its principal office at 4355 Shackleford Road, Norcross Georgia 30093 (“Intelligent Systems”);

(iv)
IBS Technics, Inc. (“IBS”), a Georgia corporation with its principal office at 900 Circle 75 Parkway, Suite 550, Atlanta, Georgia 30339 and wholly owned subsidiary of IBS Software Services Americas, Inc. (“IBS Parent”); and

(v)	Solely for purposes of Section 4.3, IBS Parent.
Whereas:
a.
Sellers are engaged in the business of designing, developing, and selling software for use in the aircraft maintenance, engineering, repair, and overhaul (MRO) industry, to manage MRO operations, along with providing related professional services and support activities (the “Business”).

b.	VISaer owns all of the issued and outstanding capital stock of VISaer (UK).

c.	Intelligent Systems is the majority shareholder of VISaer.

d.	IBS and its Affiliates are leading information technology solutions providers offering a range of products and services to the global travel, transportation and logistics industry.

e.
Sellers desire to sell and IBS desires to purchase, certain assets including all intellectual property rights of Sellers related to the Business, and Sellers desire to assign and IBS desires to assume certain contracts and other rights and obligations, all as more particularly hereinafter set out.

NOW THEREFORE, in consideration of mutual covenants, agreements, representations and warranties contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:
1.	Definitions:
In this Agreement, unless otherwise expressly provided, the following definitions will apply to the capitalized terms:

1.1
“Affiliate” shall mean, with respect to any entity, another entity controlling, controlled by or under common control with such entity. For the purposes of this definition, “control” shall mean having the ability (directly or indirectly) to direct the management of an entity, whether through the ownership of voting shares, by contract or otherwise.

1.2	“Assets” shall mean (a) the assets that are listed or described in Schedule 1; and (b) the Contracts.

1.3
“Assumed Liabilities” shall mean: (a) outstanding payables of VISaer to IBS pursuant to the Master Services Agreement dated January 13, 2006 between IBS and VISaer (the “IBS Agreement”) amounting to $436,547.50; and (b) all liabilities and obligations of Sellers under the assigned Contracts and Leases that arise or are to be performed after the Closing Date pursuant to the terms of the assigned Contracts and Leases (other than those liabilities or obligations that arise out of a breach of or Default under the Contracts or Leases that relates to facts, events, or circumstances occurring on or before the Closing Date). All other liabilities and obligations of Sellers shall be “Excluded Liabilities”, including, without limitation, the following;

1.3.1
All liabilities and obligations incurred by Sellers in connection with the conduct of their businesses (including the Business) or the ownership, lease, license, use or operation of the Assets prior to the Closing Date;

1.3.2
All liabilities and obligations arising out of any breach or Default under any Contract or Lease that arises out of or is attributable to facts, events or circumstances that occurred on or before the Closing Date; and

1.3.3
Any and all Taxes that are the obligations of Sellers, any Taxes of Sellers arising in connection with the consummation of the transactions contemplated hereby, including Transfer Taxes and any Taxes with respect to the Business or the Assets attributable to any taxable period (or any portion thereof) ending on or prior to the Closing Date.

1.4	“Closing Date” shall mean a business day not later than April 30, 2008, which day shall be within 2 days business days after the conditions for closing set forth in Section 8 have been met or waived.

1.5	“Closing Date Compensation” shall have the meaning set forth in Section 4.2.

1.6	“Code” shall mean the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

1.7	“Contracts” shall mean the contracts listed in Schedule 2.

1.8	“Damages” shall have the meaning set forth in Section 10.1.

1.9	“Default” shall mean an occurrence that constitutes a breach or default or that with notice or lapse of time would constitute a breach of default under a contract, order, statute or other commitment.

1.10	“Earnout Compensation” shall have the meaning set forth in Section 4.3.

1.11	“Earnout Year 2008” shall mean the 12 calendar month period commencing from the Closing Date.

1.12	“Earnout Year 2009” shall mean the 12 calendar month period commencing from the day following the end of Earnout Year 2008.

1.13	“Earnout Year 2010” shall mean the 12 calendar month period commencing from the day following the end of Earnout Year 2009.

1.14	“Earnout Year 2011” shall mean the 12 calendar month period commencing from the day following the end of Earnout Year 2010.

1.15	“Employees” shall mean those current employees of Sellers listed in Schedule 3.

1.16	“Fiscal Year” shall mean the 12-month financial reporting period commencing January 1.

1.17	“GAAP” shall mean United States generally accepted accounting principles consistently applied.

1.18	“Indemnitors” shall have the meaning set forth in Section 10.1.

1.19
“Intellectual Property Rights” means any and all of the following in any jurisdiction in the world: (a) copyrights (including, but not limited to, moral rights), whether registered or unregistered, and all registrations and applications therefore; (b) trade secrets, inventions (whether patentable or unpatentable), patent disclosures, processes, designs, formulae, know-how, works of authorship (including website content), database rights, data in databases, software, confidential, technical and business information, design, development and research data and information, manufacturing, engineering and technical drawings, and product specifications, whether stored in electronic or tangible media, (c) patents, industrial designs and industrial models and applications for the foregoing, and any and all reissues, divisionals, continuations, continuations-in-part, extensions, requests for continued examination, continued prosecution applications and re-examinations relating to any of the foregoing, (d) trade marks, service marks, certification marks, trade names, trade dress, business and product names, logos and slogans, whether registered or unregistered, together with all goodwill associated with any of the foregoing, and all registrations and applications for registration of the foregoing, (e) email addresses, domain name registrations and Internet Protocol addresses and registrations and applications to register the foregoing, and (f) all intellectual property and other proprietary rights or interests in and to (a) — (e) which may exist anywhere in the world.

1.20	“Lease” shall mean the lease agreement listed in Schedule 1.

1.21
“Lien” shall mean any encumbrance, charge, security interest or lien, including any mortgage, judgment lien, materialman’s lien, mechanic’s lien, security interest, encroachment, easement, or other restriction.

1.22
“Material Adverse Effect” shall mean any effect, event, development, change, condition, circumstance or occurrence that is or would reasonably be expected to be, individually or together with any other effect, event, development, change, condition, circumstance or occurrence, materially adverse to the Assets, the Assumed Liabilities or the financial condition, prospects or operating results of the Business taken as a whole; provided, that, none of the following shall be deemed to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Material Adverse Effect: (a) any adverse effect, event, development, change, condition, circumstance or occurrence that generally affects the MRO software industry, except to the extent that the Business is disproportionately affected, and (b) general changes in the United States economy, except to the extent that the Business is disproportionately affected.

1.23
“Owned IP” means any and all Intellectual Property Rights described in Schedule 1 that are not Licensed Intellectual Property that are used or required for use in connection with the operation of the Business as such Business is being conducted as of the Closing Date.

1.24	“Parties” means VISaer, VISaer (UK), Intelligent Systems and IBS, and “Party” means any one of them.

1.25	“Payment Matrix” shall mean the payment matrix attached as Schedule 4 to this Agreement.

1.26
“Pre-Closing Costs in Excess of Billings” shall mean the amount, as of the Closing Date, of costs incurred and accrued by Sellers under the assigned Contracts for services provided by Sellers on or before the Closing Date, but for which the associated revenue has not been recognized by Sellers in accordance with GAAP prior to the Closing Date. Such amounts shall be measured in accordance with GAAP.

1.27
“Pre-Closing Deferred Revenue” shall mean the amount, as of the Closing Date, billed by Sellers to, or paid to Sellers by, customers under the assigned Contracts for products and/or services, where such amount billed or paid, as the case may be, has not been recognized in accordance with GAAP on or before the Closing Date. Such amounts shall be measured in accordance with GAAP.

1.28
“Publicly Available Software” means any software that is, contains (whether in the source code, object code or an executable), is derived from (in whole or in party), is distributed in connection with, requires for use or operation, links to, or is otherwise intended for use with, software that is distributed as free software, open source software (e.g. Linux) or distributed under similar licensing or distribution models, or software that requires as a condition of use, modification and/or distribution of such software that such software or other software distributed with such software (i) be disclosed or distributed in source code form, (ii) include the right for any licensee to prepare derivative works therefrom, (iii) be redistributable at no charge, or (iv) be distributed only under an open source license or the license under which the software was licensed to Sellers. Publicly Available Software includes, without limitation, software licensed or distributed under any of the following licenses or distribution models, or licenses or distribution models similar to any version of the following: (i) GNU General Public License (GPL) or Lesser/Library General Public License (LGPL); (ii) The Artistic License (e.g., PERL); (iii) the Mozilla Public License; (iv) the Netscape Public License; (v) the Sun Community Source License (SCSL); (vi) the Sun Industry Standards License (SISL); (vii) the BSD License; (viii) the MIT License; (ix) the Apache License; (x) the Common Public License; (xi) the Open Software License; (xii) the Academic Free License; or (xiii) any other open source license listed or identified by the Open Source Initiative (OSI).

1.29
“Software” shall mean the software described in Schedule 1, including without limitation, (i) all versions of such software that are or have ever been in existence as of the Closing Date and all concepts and designs for such versions and future versions of such software in both object code and Source Code versions and derivatives, and (ii) documentation used in connection with or related to the foregoing, and all Intellectual Property Rights related thereto.

1.30
“Source Code” shall mean a complete copy of the unencrypted, commented source code of software, including without limitation, all compilers, library routines and frameworks necessary to compile the source code into the object code and all instructions, documentation and other materials describing the procedure for compiling and linking such source code into executable code.

1.31
“Tax Returns” shall mean all returns, reports, declarations, statements, information returns and other documents, including any amendments thereto and any schedule or attachment thereto, required to be filed with respect to Taxes, including any information return, claim for refund, application for loss carryback refunds, amended return or declaration of estimated Tax.

1.32
“Taxes” shall mean any federal, state, county, local, or foreign tax, charge, fee, levy, impost, duty, or other assessment, including income, gross receipts, excise, employment, sales, use, transfer, recording, license, payroll, franchise, margin, severance, documentary, stamp, occupation, windfall profits, environmental, highway use, commercial rent, customs duty, capital stock, paid-up capital, profits, withholding, Social Security, single business, unemployment, disability, real property, personal property, registration, ad valorem, value added, alternative or add-on minimum, estimated, or other tax or governmental fee of any kind whatsoever, imposed or required to be withheld by any governmental authority, including any estimated payments relating thereto, any interest, penalties, and additions imposed thereon or with respect thereto, and including liability for taxes of another person under Treas. Reg. Section 1.1502-6 or similar provision of state, local or foreign law, or as a transferee or successor, by contract or otherwise.

1.33	“UPS Contract” shall mean the 7x24 Agreement between United Parcel Service General Services Co. and VISaer dated June 26, 2001 together with Amendments 1 to 7 and the Universal Addendum thereto.

2.	Interpretation:

2.1	In this Agreement, paragraph titles, sections, subsections are used for identification, convenience and ease of reference.

2.2
The following words shall be interpreted as designated: (i) “or” connotes any combination of all or any of the items listed; (ii) where “including” is used to refer to an example or begins a list of items, such example or items shall not be exclusive; and, (iii) “specified” or “set forth” requires that an express statement is contained in the relevant document (iv) words importing the singular number include the plural and vice versa and words importing gender include all genders (v) the term “person” includes any natural person, firm, association, partnership, corporation, governmental agency, or other entity other than the parties; (vi) the words “hereof”, “herein”, “hereby” and other words of similar import refer to this Agreement as a whole.

3.	Purchase and Sale:

3.1
Transaction. Subject to the terms and conditions of this Agreement, on the Closing Date (a) Sellers shall sell, convey, transfer, assign, grant and deliver to IBS and IBS shall purchase, acquire and receive from Sellers, all of Sellers’ right, title and interest in and to the Assets, free and clear of all Liens, pledges, restrictions, prior assignments and claims of every kind, nature or character and (b) IBS shall assume and agree to discharge, satisfy and perform when due the Assumed Liabilities. IBS shall not assume or be liable for any Excluded Liabilities.

3.2
Delivery. At Closing, Sellers shall deliver to IBS, such original bills of sale, assignments, contracts, endorsements or other documents of assignment, transfer and/or conveyance, in respect of the Assets, in form and substance satisfactory to IBS, as shall be effective to vest in IBS, all of the right, title and interest in and to the Assets, free and clear of all Liens.

3.3
Contracts. Effective as of the Closing Date, to the extent a consent to assignment of a Contract is required by its terms, Sellers shall assign all such Contracts to IBS through a letter of assignment substantially in the applicable form contained in Schedule 7A or 7B, duly signed by the applicable Seller and the other party to the Contract. Sellers shall simultaneous with the execution of this Agreement provide IBS with a status report of all performed and pending obligations under the Contracts.

3.4
Employees. Prior to the Closing Date, IBS or an IBS Affiliate shall make an offer of employment to each Employee (except for Martin Crockett), such employment to be effective on the Closing Date, at the same base pay (as set forth beside such Employee’s name on Schedule 3), and with comparable benefits and incentive plans as the Employee is entitled from Sellers on the date of this Agreement. IBS (or the IBS Affiliate, as the case may be) shall also grant to each Employee hired by IBS (or such IBS Affiliate) a number of vacation days equal to the number of vacation days such Employee had accrued but not used with Sellers at the Closing Date, and the offer letter shall include an acknowledgement by each hired Employee that such Employee is being granted such vacation with IBS in lieu of such Employee’s accrued vacation with VISaer and such Employee waives any claim to the accrued vacation with VISaer. Effective as of the Closing Date, each Employee who accepts employment with IBS or an IBS Affiliate shall cease to be an employee of Sellers.

3.5
VISaer name. Sellers shall (a) as soon as practicable after Closing, cease to use the VISaer name and change VISaer (UK)’s corporate name to exclude the word “VISaer” and (b) within 3 business days after Closing, cease to use the VISaer URL and web-site and change VISaer’s corporate name to exclude the word “VISaer.”

3.6	Right to Contact Customers. Between the date of this Agreement and Closing, IBS shall not contact current customers of the Business with respect to the Business without Sellers’ prior written consent.

3.7
Interim Conduct of the Business. Each Seller and Intelligent Systems each hereby covenants to IBS that, from the date of this Agreement until the Closing Date, unless otherwise consented to in writing by IBS, Sellers: (a) will conduct the Business only in the ordinary and usual course and consistent with past practice; (b) will not make any decision or take any action having a potential Material Adverse Effect (and will promptly notify IBS of the impending decision or desired action); (c) will comply in all material respects with all laws; (d) will use commercially reasonable efforts to maintain the Assets in their present order and condition, reasonable wear and use excepted, and deliver the Assets to IBS on the Closing Date in such condition; (e) will pay all accounts payable under the Contracts and Leases in accordance with the terms of the applicable Contracts and Leases, except with respect to the IBS Agreement and that certain Professional Services Agreement #0817-2005 with CoreCard Software, Inc. (“CoreCard”) dated August 20, 2005 and Amendments thereto, providing for QA/Development resources in Romania (the “CoreCard Agreement”); (f) will use commercially reasonable efforts to preserve the goodwill with the customers and other parties to the Contracts and the Employees; (g) will not amend any Contract or Lease excepted as otherwise contemplated by this Agreement; (h) will maintain books and records of the Business and the Assets on a basis consistent with past practices and prepare and file all Tax Returns required to be filed by Sellers; (i) except as otherwise required by applicable law, will not increase the rate of compensation or the benefits payable to any Employee; (j) will not create any new Lien on any of the Assets and (k) will not transfer, sell or otherwise dispose of any Assets, including by way of dividend or distribution.

4.	Purchase Price:

4.1
Total Purchase Price. The Parties agree that the aggregate consideration payable by IBS for the transactions contemplated under this Agreement (the “Purchase Price”) shall be comprised of the Closing Date Compensation plus the Earnout Compensation (as calculated based on the Payment Matrix attached as Schedule 4), plus the UPS Adjustment Compensation, if any, pursuant to Section 4.4.

4.2
Closing Date Compensation. The Parties agree that as partial consideration for the Assets, at Closing IBS shall pay an aggregate of US $3,026,900 (Three Million Twenty Six Thousand Nine Hundred US Dollars), less the excess of Pre-Closing Deferred Revenue over the Pre Closing Costs in Excess of Billings (such amount, the “Closing Date Compensation”), by wire transfers in accordance with the Closing Statement attached as Schedule 5.

4.3
Earnout Compensation. The Parties agree that as additional consideration for the Assets, IBS shall pay earnout compensation to Sellers (“Earnout Compensation”). IBS Parent hereby absolutely and unconditionally guarantees IBS’ obligation to pay any Earnout Compensation under this Section 4.3. The Earnout Compensation will be calculated based on the Payment Matrix attached as Schedule 4. The Earnout Compensation shall be paid as set forth below. No later than the date on which any Earnout Compensation is paid, IBS will provide VISaer with a report, certified as to correctness and completeness by an officer of IBS, showing the Earnout Compensation calculation for such Earnout Year along with a detailed breakdown of revenue by customer.

4.3.1
Any Earnout Compensation due with respect to the Earnout Year 2008 shall be calculated in accordance with the Payment Matrix and such payment shall be made by IBS no later than sixty (60) days from the end of Earnout Year 2008.

4.3.2
The Earnout Compensation due with respect to the Earnout Year 2009 shall be calculated in accordance with the Payment Matrix and such payment shall be made by IBS no later than sixty (60) days from the end of Earnout Year 2009.

4.3.3
The Earnout Compensation due with respect to the Earnout Year 2010 shall be calculated in accordance with the Payment Matrix and such payment shall be made by IBS no later than sixty (60) days from the end of Earnout Year 2010.

4.3.4
The Earnout Compensation due with respect to the Earnout Year 2011 shall be calculated in accordance with the Payment Matrix and such payment shall be made by IBS no later than sixty (60) days from the end of Earnout Year 2011.

4.3.5
The calculation of customer revenue in Schedule 4 will be made in accordance with GAAP using the accrual method of accounting. However, the Parties agree that revenues from sales of IBS’ products and services (other than the Software and services related to the Software) to existing as well as future customers of the Business shall be excluded from such customer revenue.

4.4
UPS Adjustment Compensation. If, within six months following the Closing Date, UPS pays IBS any amount with respect to the Software and related services or enters into an agreement with IBS for Software and related services (the “UPS Transaction”), then IBS shall pay to VISaer additional Purchase Price as follows: (i) $500,000 in cash within 5 days of such UPS Transaction and (ii) the minimum EarnOut Compensation due in Earnout Year 2009, 2010 and 2011 in accordance with Schedule 4 shall be increased in each case from $500,000 to $700,000. For the avoidance of doubt, neither the assignment of the UPS Contract nor any agreement entered into between or among IBS and UPS regarding the assignment of the UPS Contract shall be considered a UPS Transaction.

4.5
Post Closing Operation as a Separate Line of Business. The Parties acknowledge and agree that after the Closing until the end of Earnout Year 2011, IBS will operate the Business as a separate line of business of IBS and will account for the business operations related thereto as if the Business constituted a separate business unit or line of business. Until the end of Earnout Year 2011, IBS will act in good faith with respect to its ownership and control of the Business and will not require or undertake any changes to the management or operation of the Business with the intent of materially adversely affecting the Earnout Compensation. If for business reasons any new contract relating to the Software and services related thereto is executed by any IBS Affiliate (present or future), the customer revenue earned by IBS (or such IBS Affiliate) from such contract shall be included in computing the customer revenue for the calculation of the Earnout Compensation, but only to the extent such revenue is attributable to the Software or services related thereto.

4.6
Allocation. The Purchase Price and the Assumed Liabilities shall be allocated among the Assets and any other rights acquired pursuant to this Agreement as shown on an allocation schedule (the “Allocation Schedule”) to be prepared by IBS in compliance with the rules of Section 1060 of the Code and the treasury regulations promulgated thereunder; provided, that in no event shall the amount allocated to the Assets (including goodwill) sold by VISaer (UK) be in excess of the amount of Closing Date Compensation paid to VISaer (UK) at Closing as set forth in Section 4 of the Closing Statement attached as Schedule 5. If, after preparation of the Allocation Schedule, there is an increase or decrease in the allocable consideration required to be in compliance with the rules of Section 1060 of the Code and the treasury regulations promulgated thereunder, then the adjusted allocation consideration shall be allocated as shown on a revised allocation schedule reasonably acceptable to Sellers (the “Revised Allocation Schedule”) to be prepared by IBS in compliance with the rules of Section 1060 of the Code and the treasury regulations promulgated thereunder.

The Parties agree to be bound by the allocation set forth in the Allocation Schedule (or the Revised Allocation Schedule if there has been an adjustment to the aggregate consideration). IBS shall prepare and deliver the Allocation Schedule to Sellers within ninety (90) days after the Closing Date. For Tax purposes, each Party shall report the transactions contemplated in this Agreement in a manner consistent with the Allocation Schedule (or the Revised Allocation Schedule if there has been an adjustment to the aggregate consideration), including the filing of IRS Form 8594 in accordance with the Allocation Schedule, and the filing of an amended IRS Form 8594 in the event a Revised Allocation Schedule is prepared. No Party shall take any position inconsistent therewith in any Tax Return, in any refund claim, or in any litigation with any Tax authority or otherwise.

4.7
Transfer Taxes. Sellers shall bear all excise, sales (including without limitation, bulk sales), use, transfer (including real property transfer or gains), stamp, documentary, filing, recordation, and other similar Taxes, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties, arising out of, in connection with, or attributable to the transactions effected pursuant to this Agreement (“Transfer Taxes”). Sellers, with the assistance of IBS to the extent required, shall prepare and file all necessary documentation and Tax Returns with respect to such Transfer Taxes.

5.	Employees:

5.1
Employee Compensation. Sellers will bear the entire liability for all salaries and benefits including cost and expense of all Employees’ claims for compensation, severance or other benefits arising out of employment and all taxes, levies and duties related to their employment, on or before the Closing Date.

5.2
Benefit Plans. Neither IBS nor any IBS Affiliate will become a sponsor of any of the benefit plans of Sellers and no assets or liabilities of any such plan will be transferred to or assumed by IBS or any IBS Affiliate or any plan or trust maintained by IBS or any IBS Affiliate.

6.	Representations and Warranties:

6.1
VISaer’s, VISaer (UK)’s and Intelligent Systems’ Representations and Warranties. VISaer, VISaer (UK) and Intelligent Systems, jointly and severally, hereby represent and warrant to IBS the following as of the date of this Agreement and as of the Closing Date:

6.1.1
Organization and Existence. VISaer is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware, VISaer (UK) is a corporation duly incorporated, validly existing, and in good standing under the laws of England and Wales, and Intelligent Systems is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Georgia. Each of the Sellers and Intelligent Systems has all the requisite corporate power and authority to own and operate its assets and to carry its business as now being conducted. Intelligent Systems is the majority stockholder of VISaer and VISaer is the sole shareholder of VISaer (UK). Each Seller is duly qualified, licensed or admitted to do business and is in good standing in each of the jurisdictions where such qualification is required by applicable law as set forth on Schedule 6.1.1.

6.1.2
Power and Authority. Each of the Sellers and Intelligent Systems (and each of their authorized signatories executing this Agreement) has the full corporate power and authority to execute, deliver, and perform this Agreement and the other transaction documents contemplated by this Agreement.

6.1.3	Authorization. The execution, delivery and performance of this Agreement have been duly authorized by all requisite corporate actions on part of each of the Sellers and Intelligent Systems.

6.1.4
Binding Effect. This Agreement is a valid, binding, and legal obligation of each of the Sellers and Intelligent Systems and all agreements, instruments and documents to be executed by each of the Sellers and Intelligent Systems in connection with the transactions contemplated hereby will be legal, valid and binding obligations of the Sellers or Intelligent Systems, as the case may be, each enforceable against the Sellers or Intelligent Systems, as the case may be, in accordance with their respective terms and none of the Sellers or Intelligent Systems has made any commitment, agreement or understanding verbally or in writing to any other party for the transactions contemplated under this Agreement.

6.1.5
No Default. Neither the execution and delivery of this Agreement or any other agreement contemplated hereby by Sellers or Intelligent Systems, nor the full performance of the obligations of Sellers or Intelligent Systems hereunder or thereunder will violate or breach, or otherwise constitute or give rise to a Default under the terms or provisions of any charter documents of any Seller or Intelligent Systems or of any Contract or any other material contract, commitment, or other obligation to which any Seller or Intelligent Systems is a party or any statute, rule, regulation, judicial or governmental decree, order or judgment, to which any Seller or Intelligent Systems is a party or to which any Seller or Intelligent Systems or the Assets are subject.

6.1.6
Finders. None of the Sellers or Intelligent Systems has engaged or is directly or indirectly obligated to any person acting as a broker, finder, financial advisor, or in any other similar capacity in connection with the transactions contemplated hereby.

6.1.7
Title; Condition. Except as set forth on Schedule 6.1.7, Sellers have good title to the Assets and all of the Assets are owned, leased or licensed by Sellers free and clear of all Liens. At Closing, Sellers will transfer to IBS good title to the Assets free and clear of all Liens. The Assets are in good condition and repair, ordinary wear and tear excepted.

6.1.8
Contracts. Each Contract being assigned by a Seller to IBS is in full force and effect in accordance with the terms thereof, is a valid, subsisting and binding obligation of that Seller and the other party or parties thereto and neither that Seller nor to Sellers’ knowledge any other party thereto is in Default under any Contract. A true and complete copy of each Contract (including all amendments, supplements, restatements and modifications thereto or thereof and all material written correspondence, notices or claims pertaining thereto) has been provided to IBS prior to the date hereof.

6.1.9
Compliance with Laws. Each Seller, the Business and Sellers’ operation of the Assets is and has been in compliance in all material respects with all laws, statutes, ordinances, regulations, and other governmental requirements or judicial decrees applicable to the conduct of the Business and the Assets. All material governmental approvals, permits and licenses required to conduct the Business have been obtained and are in full force and effect and are being complied with in all material respects.

6.1.10
Consent. No consent, authorization, approval, order, license, certificate or permit or act of or from, or declaration or filing with, any foreign, federal, state, local or other governmental authority or regulatory body or any court or other tribunal is required for the execution, delivery or performance by any Seller or Intelligent Systems of this Agreement or any of the other agreements instruments and documents being or to be executed and delivered hereunder or in connection herewith or for the consummation of the transactions contemplated hereby.

6.1.11
Litigation. There are no pending (or to Sellers’ knowledge, threatened) actions, claims, litigation, suits or proceedings, or to Sellers’ knowledge inquiries or investigations instituted against any Seller by any employee, customer, creditor, governmental or judicial agency or any other third party which pertain to or are likely to have an effect on the transactions contemplated under this Agreement.

6.1.12
Representations and Warranties True and Complete. All representations and warranties of Sellers and Intelligent Systems in this Agreement are true, accurate, and complete in all material respects as of the date hereof and as on the Closing Date. All written information in the items described in Schedule 6.1.12 provided to IBS by or on behalf of the Sellers or Intelligent Systems is true and complete. None of the representations, warranties or information omits any information the omission of which would make the representation, warranty or information false or misleading.

6.1.13
Entire Business. The Assets are all of the material assets (other than working capital) necessary for the conduct of the Business as presently conducted. No assets that are necessary for the conduct of the Business are being retained or withheld by Sellers or any other person.

6.1.14	Software.
(i)
All of the Software transferred pursuant to this Agreement was developed by (x) employees of Sellers within the scope of their employment, (y) independent contractors as “work-made-for-hire”, as that term is defined under Section 101 of the United States copyright laws or analogous law of another country, pursuant to written agreements or (z) independent contractors who have assigned their entire right, title and interest in and to such Software to Sellers pursuant to written contracts.

(ii)
Bugs. Except as set forth on Schedule 6.1.14(ii), none of the current versions of the Software or any other version of the Software being used by a customer on the date hereof (i) contains any bug, defect, or error that materially and adversely affect the use, functionality, or performance of such Software or any product or system containing or used in conjunction with such Software or (ii) fails to materially comply with its documentation or any applicable warranty or other contractual commitment relating to the use, functionality, or performance of such Software or any product or system containing or used in conjunction with such Software. True and complete copies of all documentation related to the Software has been provided to IBS electronically.

(iii)
Harmful Code. No Software contains any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” or “worm” (as such terms are commonly understood in the software industry) or any other code designed or intended to have, or capable of performing, any of the following functions: (i) disrupting, disabling, harming, or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed, or (ii) damaging or destroying any data or file without the user’s consent.

(iv)
Publicly Available Software. Except as set forth on Schedule 6.1.14(iv), no Publicly Available Software has been incorporated in any of the Software. No software created, owned, used, licensed, distributed or otherwise transferred by Sellers, software that is used by Sellers or is being transferred pursuant to this Agreement as part of the Business, or the Intellectual Property Rights described on Schedule 1 (i) is, (ii) contains (whether in their Source code, object code, or executable form), (iii) is derived from (in whole or in part), (iv) is distributed in connection with, (v) requires for use or operation, (vi) links to, or (vii) is otherwise intended for use with, Publicly Available Software.

(v)
Source Code. Except as may be required by Sellers’ software licensing agreements or Sellers’ normal business operations at client sites, no Source Code for any Software has been delivered, licensed, or made available to any escrow agent or other person who is not, as of the date of this Agreement, an employee or authorized consultant of Sellers, except as set forth on Schedule 6.1.14(v). Sellers have no duty or obligation (whether present, contingent, or otherwise) to deliver, license, or make available the Source Code for any Software to any escrow agent or any other person. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or could reasonably be expected to, result in the delivery, license, or disclosure of any Source Code for any Software to any other person who is not, as of the date of this Agreement, an employee or authorized consultant of Sellers.

6.1.15
Financial Statements. Schedule 6.1.15 sets forth the correct and complete unaudited financial statements of VISaer and its subsidiaries as of December 31, 2006 and December 31, 2007 and for the fiscal years ended December 31, 2006 and December 31, 2007 (collectively, the “Financial Statements”). The Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated. The Financial Statements fairly present the financial condition and operating results of the Business as of the dates, and for the periods, indicated therein, all in accordance with GAAP consistently applied throughout the periods indicated and are prepared from Sellers’ books and records.

6.1.16
Absence of Changes. Except as set forth on Schedule 6.1.16, since December 31, 2007, Sellers have conducted the Business in the ordinary and usual course of business, consistent with past practice; and has not, with respect to the Business: (i) sold, assigned, pledged or otherwise transferred any assets with a value exceeding $10,000; (ii) suffered any destruction or other casualty loss not covered by insurance made available to IBS in excess of $10,000; (iii) except for increases in the ordinary course of business or required under binding contracts or law, increased the compensation payable or to become payable by any Seller to any of the Employees or increased or entered into, amended or terminated any bonus, insurance, pension or other benefit plan, severance arrangement or obligation or any other payment or arrangement made by Sellers for or with any such Employees; (iv) other than in the ordinary course of business, terminated any Employee; (v) disposed of or permitted to lapse any rights to the use of any Intellectual Property Rights described in Schedule 1, or disposed of or disclosed to any person other than representatives of IBS any material trade secret, formula, process or know-how not theretofore a matter of public knowledge; (vi) subjected any assets, tangible or intangible, to any Lien; (vii) entered into, terminated, modified or agreed to terminate or modify, or received any written threat to terminate or fail to renew, any Contract; or (viii) entered into an agreement to do any of the foregoing. Since December 31, 2007, no Material Adverse Effect has occurred.

6.1.17
Employee Matters. Schedule 3 sets forth the name, title, date of hire, current annual salary and bonus potential, if any, and jurisdiction of employment for each Employee. To the knowledge of Sellers, none of the Employees intends to resign, retire or discontinue such person’s relationship with the Business as a result of the transactions contemplated hereby or otherwise within one year after the Closing Date. No Seller is a party to nor does any Seller have any collective bargaining agreement regarding the rates of pay or working conditions of any of the Employees, nor is any Seller obligated under any contract, order or law to recognize or bargain with any labor organization or union on behalf of such Employees. There is no strike, labor dispute or union organization activity pending or threatened involving the Employees. Set forth on Schedule 6.1.17 is a true and complete list of: (A) for Employees employed in the United States, each (i) “employee benefit plan” (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (excluding any plan as described in Section 3(37)(A) of ERISA (a “Multiemployer Plan”))), and (ii) all other material retirement, supplemental retirement, stock purchase, stock ownership, stock option, deferred compensation, excess benefit, profit sharing, bonus, incentive, severance, termination, change in control, paid time off, welfare or other employee fringe benefit plan, program or arrangement (excluding any Multiemployer Plan), maintained, contributed to, or required to be contributed to by any Seller or any entity that is considered a single employer with any Seller under Section 414 of the Code (an “ERISA Affiliate”) or under which any Seller or any ERISA Affiliate has any liability (the “US Benefit Plans”), and (B) for Employees employed outside of the United States, all retirement, supplemental retirement, stock purchase, stock ownership, stock option, deferred compensation, excess benefit, profit sharing, bonus, incentive, severance, termination, change in control, paid time off, welfare or other employee fringe benefit plan, program or arrangement maintained, contributed to, or required to be contributed to by any Seller or any affiliated entity or under which any Seller or any affiliated entity has any liability (together with the US Benefit Plans, the “Benefit Plans”). Each Seller, each ERISA Affiliate and each other affiliated entity are in compliance in all material respects with the provisions of law (including for US Benefit Plans, ERISA and the Code) applicable to such Benefit Plans. Each Benefit Plan has been maintained, operated and administered in all material respects, in accordance with its terms. The US Benefit Plans, which are “employee pension benefit plans” within the meaning of Section 3(2) of ERISA, and which are intended to meet the qualification requirements of Section 401(a) of the Code (each a “Pension Plan”) have received determination letters from the IRS to the effect that such plans are qualified and exempt from federal income taxes under sections 401(a) and 501(a), respectively, of the Code. All material contributions to, and payments from, the Benefit Plans which have been required to be made in accordance with the Benefit Plans and, when applicable, Section 302 of ERISA or Section 412 of the Code, have been timely made (including without limitation any insurance premiums due under an insurance policy related to a Benefit Plan). No asset of any Seller (including any Asset), is subject to any Lien under applicable law, including Code Section 401(a)(29), ERISA Section 302(f), Code Section 412(n) or ERISA Section 4068 or arising out of any action filed under ERISA Section 4301(b).

6.1.18
Real Property. Sellers do not own any real property. Schedule 1 lists the Lease. The Lease is valid and is in full force and effect in accordance with its terms. Neither the Lease nor any portion thereof has been subleased, licensed or otherwise had a right to use granted by a Seller with respect thereto to any other person. A Seller is the named lessee under the Lease. There is no existing Default thereunder by a Seller or any other party to the Lease.

6.1.19	Intellectual Property Rights.
(a)
All of the Owned IP that is software is listed on Schedule 1. With respect to the Intellectual Property Rights described in Schedule 1, a Seller either (a) owns and has good title to such Intellectual Property Rights, or (b) possesses legal rights to use the Intellectual Property Rights. Schedule 1 lists all Owned IP that is material to the operation of the Business as such Business is being conducted as of the Closing Date. Except as set forth on Schedule 6.1.19(a), the Owned IP is owned and held by Sellers and can be transferred by Sellers pursuant to this Agreement free and clear of any Liens.

(b)
All files, whether in Sellers’ possession or the possession of Sellers’ counsel, relating to any and all Intellectual Property Rights described in Schedule 1 have been delivered, or within thirty (30) days following the Closing Date, will be delivered to IBS or its designee.

(c)
The conduct by Sellers of the Business as of the Closing Date does not infringe or misappropriate any rights in any Intellectual Property Rights of any other person. No Seller has received any written notice alleging that the conduct of the Business has infringed or misappropriated any Intellectual Property Rights of any other person, or that otherwise questions the validity, title, ownership or such Seller’s right to use any of the Intellectual Property Rights described in Schedule 1. To the knowledge of Sellers, no other person is infringing or misappropriating any of the Owned IP. There are no claims pending or threatened against any person who would be entitled to be indemnified, defended or held harmless by any Seller for claims of infringement or misappropriation based on a Seller’s or such person’s use of the Intellectual Property Rights described in Schedule 1. No Seller has been sued at any time for infringing, misappropriating or misuse of any Intellectual Property Rights of another person.

(d)
Schedule 6.1.19(d) sets forth all Intellectual Property Rights licensed to Sellers by other persons that is used by or on behalf of, or planned for use by or on behalf of, the Business as it has been conducted immediately prior to the Closing Date (including without limitation, software and Publicly Available Software) (collectively “Licensed Intellectual Property”), other than commercially available third party software which may be generally useful in the operations of the Business (e.g., word processing software) where the value of such licenses for a single software title is less than $10,000 for perpetual use rights or $1,000 for annual license rights. All such licenses grant a Seller all necessary reseller rights and all other rights to use the Licensed Intellectual Property without restriction. The Licensed Intellectual Property is licensed to the Sellers pursuant to legal, valid and binding agreements that are in full force and effect and enforceable by the Sellers in accordance with their terms, No Seller is in breach of any payment or other obligation that would provide a basis for termination of such agreements and such agreements are freely assignable or otherwise transferable to IBS in connection with the transactions contemplated hereby. Neither Seller nor any other person that is a party to any such agreement is in default or breach under the terms of any such agreements and no event or circumstance has occurred that, with notice or lapse of time or both, would give rise to a claim of breach or right of rescission, termination, revision or amendment of any such agreement, including the transactions contemplated hereby.

(e)
No Seller has granted any licenses to the Intellectual Property Rights described in Schedule 1 to another person other than as set forth in the Contracts. Each Seller has taken reasonable commercial measures to maintain the secrecy of the Intellectual Property Rights described in Schedule 1 that are considered to be trade secrets or confidential information, including any algorithms, processes, techniques, formulas, research and development results or other know-how relating to the Business. Each current and former employee of and contractor to a Seller has signed a confidentiality and non-disclosure agreement. To the knowledge of Sellers, there have not been any breaches of such confidentiality and non-disclosure agreements. Except as set forth on Schedule 6.1.19(e), the transactions contemplated by this Agreement will not result in any termination, loss or impairment of any material Intellectual Property Rights described in Schedule 1 or require payment of any fee to owners of any material Licensed Intellectual Property.

6.1.20
Taxes. Each Seller has filed or caused to be filed in a timely manner (within any applicable extension periods) all Tax Returns, all of which are true and correct in all material respects. Each Seller has timely paid or caused to be paid all Taxes, whether or not shown to be due on any Tax Returns (except for Taxes not yet due or owing). No Seller has waived the statute of limitations with respect to any amount of Taxes or agreed to any extension of time with respect to any amount of Tax assessment or deficiency. As of the date hereof, there are not any pending or threatened in writing any audits, examinations, investigations or other proceedings in respect of Taxes and no claim has ever been made by any authority in a jurisdiction where a Seller has not filed Tax Returns with respect to the Business or the Assets that a Seller, the Business or the Assets are or may be subject to Tax in such jurisdiction. There are no Liens for Taxes upon the Assets. Each Seller has withheld and paid over all Taxes that it was required to withhold from amounts owing to any Employee, creditor or other person and has complied in all respects with all applicable laws, rules and regulations relating to the withholding and payment of Taxes

6.2	IBS’ Representations and Warranties. IBS hereby represents and warrants to Sellers the following:
6.2.1	Organization and Existence. IBS is a company duly organized, validly existing, and in good standing under the laws of State of Georgia.

6.2.2
Power and Authority. IBS has full corporate power and authority under its Articles of Incorporation and under the laws of Georgia to execute, deliver and perform this Agreement and the other transaction documents contemplated by this Agreement..

6.2.3	Authorization. The execution, delivery, and performance of this Agreement have been duly authorized by all requisite corporate actions on the part of IBS.

6.2.4
Binding Effect. This Agreement is a valid, binding, and legal obligation of IBS and all agreements, instruments and documents to be executed by IBS in connection with the transactions contemplated hereby will be legal, valid and binding obligations of IBS each enforceable against IBS in accordance with their respective terms.

6.2.5
No Default. Neither the execution and delivery of this Agreement nor IBS’ full performance of its obligations hereunder will violate or breach, or otherwise constitute or give rise to a Default under, the terms or provisions of the Articles of Incorporation of IBS or of any material contract, commitment, or other obligation to which IBS is a party or any statute, rule, regulation, judicial or governmental decree, order or judgment, to which IBS is a party.

6.2.6
Finders. IBS has not engaged and is not directly or indirectly obligated to any person acting as a broker, finder, financial advisor, or in any other similar capacity in connection with the transactions contemplated hereby.

6.2.7
Consent. No consent, authorization, approval, order, license, certificate or permit or act of or from, or declaration or filing with, any foreign, federal, state, local or other governmental authority or regulatory body or any court or other tribunal to which IBS is subject, is required for the execution, delivery or performance by IBS of this Agreement or any of the other agreements, instruments and documents being or to be executed and delivered hereunder or in connection herewith or for the consummation of the transactions contemplated hereby.

6.2.8	Representations and Warranties — True and Complete. All representations and warranties of IBS in this Agreement are true, accurate, and complete in all material respects as of the date hereof.

6.2.9
Investigation by IBS. IBS has conducted its own independent investigation, review and analysis of the Assets and the Business, including the Contracts, Software, technology and prospects of the Business. IBS acknowledges that it has been provided access as requested to personnel, properties, premises and records of the Sellers for such purposes. The foregoing, however, does not limit or modify the representations and warranties of the Sellers and Intelligent Systems in this Agreement, or the right of IBS, all its Affiliates, and its and their respective officers, directors, employees, agents, representatives and partners to (a) rely thereon or (b) enforce any remedy available to any of them for a breach of such representations and warranties.

7.	Covenants of the Parties:

7.1
Efforts to Close. Subject to the terms and conditions of this Agreement, each of the Parties agrees to use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, as are necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement, including, without limitation, using its commercially reasonable efforts to obtain any consents necessary to consummate the transactions contemplated by this Agreement and to ensure that the conditions of Closing for the benefit of the other Party or Parties set out in this Agreement have been performed or satisfied at or prior to Closing.

7.2
Further Actions. After the Closing Date, each of the Sellers and Intelligent Systems will, execute and deliver to IBS (or cause to be executed and delivered to IBS), such additional instruments and each shall take such other and further actions as IBS may reasonably request, to more completely sell, transfer, and assign to IBS and vest in IBS all of Sellers’ right, title and interest in and to the Assets or transition the Employees to IBS. Each Party will bear its respective costs in respect of such further actions. In addition, IBS shall cooperate with Sellers and Intelligent Systems in connection with any reasonable request by Sellers and Intelligent Systems relating to any post-Closing transition required by Sellers and Intelligent Systems (but such cooperation shall not require IBS to perform any services or tasks).

7.3
Records. At Closing, Sellers will deliver to IBS all the records relating to the Assets, Contracts, Lease and, to the extent permitted by applicable law, Employees; provided, however, that with respect to any records that pertain solely to financial or tax periods that ended on or before the Closing Date, VISaer may retain the original records and deliver copies of all of such records to IBS at Closing.

7.4
Withholdings. Notwithstanding anything in this Agreement to the contrary, IBS shall be entitled to deduct and withheld from the Purchase Price otherwise payable pursuant to this Agreement, such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any applicable provision of state, local, foreign or provincial Tax law. The Parties have not identified any such withholding requirements as of the date of this Agreement. To the extent that any amounts are so deducted and withheld, IBS shall timely deliver such payments in accordance with the Code or other any applicable Tax law. To the extent that amounts are withheld by IBS, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to Sellers, in respect of which such deduction and withholding was made by IBS.

8.	Closing Conditions:

8.1
The obligations of IBS to close the purchase and sale of the Assets under this Agreement are subject to the fulfillment of each of the following conditions, any one or more of which may be waived by IBS in its sole discretion:

8.1.1
No injunction or restraining order shall be in effect to forbid or enjoin, and no suit, action or proceeding shall be pending or threatened to prohibit, nullify or otherwise affect the consummation of the transaction contemplated by this Agreement or IBS’ ownership, use or enjoyment of the Assets.

8.1.2
All corporate and other proceedings or actions to be taken by Sellers in connection with the transactions contemplated by this Agreement, and all documents incidental thereto, shall be reasonably satisfactory in form and substance to IBS.

8.1.3
The representations and warranties of Sellers and Intelligent Systems contained in this Agreement shall be complete, true and correct in all material respects on the Closing Date, with the same force and effect as though such representations and warranties had been made on and as of the Closing Date (except for any representation or warranty that contains a materiality or Material Adverse Effect qualifier, in which case such representation and warranty shall be complete, true and correct in all respects), except to the extent any such representation or warranty is made as of a specified date, in which case such representation or warranty shall be complete, true and correct in all material respects as of the date specified (except for any representation or warranty that contains a materiality or Material Adverse Effect qualifier, in which case such representation and warranty shall be complete, true and correct in all respects).

8.1.4	Each Seller shall have performed in all material respects all of its covenants, obligations and agreements contained in this Agreement to be performed and complied with by it.

8.1.5	Sellers shall have delivered and/or made available to IBS for examination all Assets and all records and information related to the Business.

8.1.6
Sellers shall have demonstrated to IBS that they successfully can compile the Source Code and execute the object code of the Software. This demonstration will take place at VISaer’s premises in Andover, Massachusetts.

8.1.7
Each Seller and Intelligent Systems shall have delivered all certificates, instruments, agreements, and other documents required to be delivered by it pursuant to this Agreement, including but not limited to the documents required to be delivered pursuant to Section 9.

8.1.8	The Parties shall have agreed on the amount of the Closing Date Compensation, as set forth in the Closing Statement attached as Schedule 5.

8.1.9	Sellers shall have obtained and delivered to IBS a consent to the assignment of the UPS Contract in the form attached as Schedule 7A, duly executed by the parties to the UPS Contract.

8.1.10
Sellers shall have obtained and delivered to IBS a consent to the assignment of each of the Contracts that requires a consent to assign to IBS (other than the UPS Contract) in the form attached as Schedule 7B, duly executed by the parties to the applicable Contract.

8.1.11	There shall not have occurred any Material Adverse Effect.
8.2
The obligations of Sellers and Intelligent Systems to close the purchase and sale of the Assets under this Agreement are subject to the fulfillment of each of the following conditions, any one or more of which may be waived by Sellers in their sole discretion:

8.2.1
No injunction or restraining order shall be in effect to forbid or enjoin, and no suit, action or proceeding shall be pending or threatened to prohibit, nullify or otherwise adversely affect the consummation of the transaction contemplated by this Agreement.

8.2.2
The representations and warranties of IBS contained in this Agreement shall be complete, true and correct in all material respects (except for any representation or warranty that contains a materiality or Material Adverse Effect qualifier, in which case such representation and warranty shall be complete, true and correct in all respects), except to the extent any such representation or warranty is made as of a specified date, in which case such representation or warranty shall be complete, true and correct in all material respects as of the date specified (except for any representation or warranty that contains a materiality or Material Adverse Effect qualifier, in which case such representation and warranty shall be complete, true and correct in all respects).

8.2.3	IBS shall have performed in all material respects all of its covenants, obligations and agreements contained in this Agreement to be performed and complied with by it.

8.2.4	The Parties shall have agreed on the amount of the Closing Date Compensation, as set forth in the Closing Statement attached as Schedule 5.
9.	Closing Deliveries:

9.1	Deliveries by Sellers. Sellers shall deliver to IBS the following items on or before the Closing Date:
9.1.1	A bill of sale duly executed by Sellers or other appropriate instruments of transfer or assignment executed by Sellers, in respect of the Assets transferred or assigned under this Agreement.

9.1.2
A consent letter, substantially in the applicable form attached as Schedule 7A or 7B duly signed by all parties thereto , in respect of each Contract that requires consent of the customer or strategic partner, prior to assignment.

9.1.3
The assignment and assumption agreement, substantially in the form attached as Schedule 8, in respect of the Contracts, the Lease, the Software, the Intellectual Property Rights described in Schedule 1 and all other intangible property included in the Assets to be transferred or assigned under this Agreement, duly executed by Sellers.

9.1.4	An employment agreement duly signed by David Spellman.

9.1.5
Disks containing a fully functional copy of the current release of the Software as at the Closing Date and backup disks for the servers containing fully functional copies of the prior versions of the Software as at the Closing Date.

9.1.6	The Closing Statement, duly executed by Sellers and Intelligent Systems.

9.1.7	A certificate of the chief executive officer of each Seller, in his or her representative capacity, as to the satisfaction of the conditions in Sections 8.1.3, 8.1.4 and 8.1.11.

9.1.8	A certificate of the chief executive officer of Intelligent Systems, in his or her representative capacity, as to the satisfaction of the conditions in Sections 8.1.3, 8.1.4 and 8.1.11.

9.1.9
A certificate of the secretary of each Seller, in his or her representative capacity, certifying (a) a true and correct copy of the resolutions adopted by each of the board of directors and shareholders of each Seller approving and authorizing this Agreement, the other agreements and documents contemplated hereby and the transactions contemplated hereby and thereby, (b) that none of such resolutions have been rescinded, revoked, modified or otherwise affected and remain in full force and effect, (c) the incumbency of the officers of each Seller authorized to execute this Agreement and the other agreements and documents contemplated hereby with a specimen signature for each such officer.

9.1.10
A certificate of the secretary of Intelligent Systems, in his or her representative capacity, certifying (a) a true and correct copy of the resolutions adopted by the board of directors of Intelligent Systems approving and authorizing this Agreement, the other agreements and documents contemplated hereby and the transactions contemplated hereby and thereby, (b) that none of such resolutions have been rescinded, revoked, modified or otherwise affected and remain in full force and effect, (c) the incumbency of the officers of Intelligent Systems authorized to execute this Agreement and the other agreements and documents contemplated hereby with a specimen signature for each such officer.

9.1.11	Letters of hire duly executed by at least 80% of the Employees, including Barry Spellman, Nuri Kantarelli and Rakesh Jain.

9.1.12	Lien releases, each in form and substance reasonably satisfactory to IBS, with respect to any Liens on the Assets existing on or prior to the Closing Date.
9.2	Deliveries by IBS. IBS shall deliver to Sellers the following items on or before the Closing Date:
9.2.1	The Assignment and Assumption Agreement, substantially in the form attached as Schedule 8, in respect of the assumption of the Assumed Liabilities, duly executed by IBS.

9.2.2	The Closing Statement, duly executed by IBS.

9.2.3	A certificate of the chief operating officer of IBS, in his or her representative capacity, as to the satisfaction of the conditions in Sections 8.2.2 and 8.2.3.

9.2.4
A certificate of the secretary of IBS, in his or her representative capacity, certifying (a) a true and correct copy of the resolutions adopted by the board of directors of IBS approving and authorizing this Agreement, the other agreements and documents contemplated hereby and the transactions contemplated hereby and thereby, (b) that none of such resolutions have been rescinded, revoked, modified or otherwise affected and remain in full force and effect, (c) the incumbency of the officers of IBS authorized to execute this Agreement and the other agreements and documents contemplated hereby with a specimen signature for each such officer.

10.	Indemnification and Survival:

10.1
Indemnification of IBS. Sellers and Intelligent Systems, jointly and severally, shall indemnify and hold IBS, all its Affiliates, and its and their respective officers, directors, employees, agents, representatives and partners harmless from and against any and all liabilities, damages, diminution in asset value, damage, losses, suits, claims, costs, and expenses (including reasonable attorneys’ and other professionals’ fees) (collectively, “Damages”) incurred by them arising out of or resulting from:

10.1.1
any misrepresentation or breach of representation or warranty of Sellers or Intelligent Systems in (a) this Agreement, (b) the bill of sale, the Assignment and Assumption Agreement or any other instruments of transfer delivered to IBS hereunder (collectively, the “Sellers Conveyance Documents”) or (c) the certificates delivered to IBS pursuant to Sections 9.1.7, 9.1.8, 9.1.9 and 9.1.10;

10.1.2	any breach of any covenant of Sellers or Intelligent Systems in this Agreement or the Sellers Conveyance Documents;

10.1.3
any liability or obligation arising out of (a) events or circumstances occurring prior to the Closing Date or (b) the ownership or holding or operation of the Assets or the Business prior to the Closing Date;

10.1.4	the Excluded Liabilities; or

10.1.5
any material breach or noncompliance with any statutes, ordinances, regulations, and other governmental requirements or judicial decree by Sellers or Intelligent Systems with respect to the Business or the Assets.

10.2
Indemnification of Sellers and Intelligent Systems. IBS shall indemnify and hold Sellers, Intelligent Systems, their Affiliates, and their respective officers, directors, employees, agents, representatives and partners harmless from and against any and all Damages incurred by them arising out of or resulting from:

10.2.1
any misrepresentation or breach of representation or warranty of IBS in (a) this Agreement, (b) the Assignment and Assumption Agreement, or (c) the certificates delivered to Sellers pursuant to Sections 9.2.3 and 9.2.4;

10.2.2	any breach of any covenant of IBS in this Agreement or the Assignment and Assumption Agreement;

10.2.3	the Assumed Liabilities; or

10.2.4	any material breach or noncompliance with any statutes, ordinances, regulations, and other governmental requirements or judicial decree by IBS with respect to the Business or the Assets.
10.3	Indemnification Procedures.
10.3.1
If a claim for Damages (a “Claim”) is proposed to be made by a person entitled to indemnification hereunder (the “Indemnified Party”) against the Party or Parties who may be required to provide indemnification hereunder (the “Indemnitors”), the Indemnified Party will give written notice (a “Claim Notice”) to the Indemnitors as soon as practicable of any Claim, whether between the Parties or brought by a third party, for which indemnification may be sought under this Article 10.

10.3.2
With respect to claims solely between the Parties, following receipt of Claim Notice, the Indemnitors shall have thirty (30) days to make such investigation of the Claim as the Indemnitors deem necessary or desirable. If the Indemnified Party and the Indemnitors agree at or prior to the expiration of such thirty-day period (or any mutually agreed upon extension thereof) to the validity and amount of such Claim, then payment shall be made in accordance with Section 10.3.4. If the Indemnitors and the Indemnified Party do not agree on the validity or amount of such Claim within such thirty-day period (including a lack of a response from the Indemnitors within such thirty-day period), then the Indemnified Party may seek appropriate remedies, subject to the terms hereof.

10.3.3
If any person commences any action or proceeding with respect to any matter as to which any of the Indemnified Parties intends to seek indemnification under Article 10, the Indemnified Party will promptly notify the Indemnitors of the existence of such claim or the commencement of such action or proceeding (and in any event within twenty (20) business days after the service of any summons or citation). The failure of any Indemnified Party to give timely notice to the Indemnitors hereunder will not affect rights to indemnification hereunder, except to the extent that the Indemnitors demonstrate actual damage or prejudice caused by such failure. A Claim Notice must describe in reasonable detail the nature of the Claim, including an estimate of the amount of Damages that have been or may be suffered or incurred by the Indemnified Party attributable to such Claim (to the extent reasonably ascertainable at such time), the basis of the Indemnified Party’s request for indemnification under this Agreement and all material information in the Indemnified Party’s possession relating to such Claim. With respect to any Claim by a third party as to which an Indemnified Party is entitled to indemnification under this Agreement, the Indemnitors will be entitled, at their own expense, at any time to participate in the defense of any such Claim, action, or proceeding with counsel of its own choice, and the Parties agree to cooperate fully with one another in connection with the defense and/or settlement thereof. Subject to this Section, the Indemnitors may elect to assume and control the defense of any Claim, action or proceeding with counsel selected by the Indemnitors if the Indemnitors acknowledge and agree that the Indemnitors are liable to the Indemnified Parties for the Claim. If the Indemnitors assume such defense, the Indemnified Party shall have the right to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the Indemnitors, it being understood that the Indemnitors shall control such defense. If the Indemnitors fail to assume the defense of any Claim within 15 days following delivery to the Indemnitors of the Claim Notice or fail to diligently and continuously defend such Claim, (i) the Indemnitors will no longer have the right to control such defense; (ii) the Indemnified Party will control the defense of the Claim actively and diligently; and (iii) the Indemnitors will cooperate with the Indemnified Party in such defense and make available to the Indemnified Party, at the Indemnitors’ expense, all such witnesses, records, materials and information in the Indemnitors’ possession or under the Indemnitors’ control relating thereto as is reasonably requested by the Indemnified Party. Any party conducting the defense of a Claim will keep the other party advised as to the current status and progress thereof. The Indemnified Party will not make any offer of settlement with respect to any Claim if the Indemnitors have undertaken the defense of such Claim. If the Indemnitors have not undertaken the defense of such Claim (other than with respect to any Claim or proceeding for which the Indemnitors is not entitled to defend pursuant to above), the Indemnified Party agrees not to make any offer of settlement with respect to such Claim without first having provided 15 days’ advance written notice thereof to the Indemnitors. In the event the Indemnitors undertake the defense of any such Claim, action, or proceeding, any settlement or compromise of any such Claim, action, or proceeding will require the written approval of the Indemnified Party.

10.3.4
If the Indemnified Party is IBS, upon final resolution of any Claim in favor of IBS, the Indemnitors shall satisfy the Claim as follows: (i) first, IBS shall be entitled to withhold such amount from and offset such amount against any Earnout Compensation payment due hereunder, and (ii) then, if there is no Earnout Compensation payment due within ninety (90) days of final resolution of the Claim, or if the amount of the Earnout Compensation payment due to Sellers is insufficient to fully pay the amount of the Claim, then the Indemnitors shall, jointly and severally, promptly pay IBS the full amount of the Claim, but in no event later than ten (10) business days after such resolution. If the Indemnified Party is a Seller or Intelligent Systems, IBS shall promptly pay such Indemnified Party the full amount of the Claim, but in no event later than ten (10) business days after such resolution.

10.4	Indemnification Limitations.
10.4.1
With respect to Claims under Section 10.1.1 or 10.2.1 for breaches of representations and warranties, (a) no amount of indemnification shall be payable by the applicable Indemnitors until the aggregate Damages for all such Claims exceed $50,000 (the “Threshold Amount”), in which case the Indemnified Parties shall be entitled to all Damages (including the Threshold Amount), and (b) the aggregate indemnity amount payable by all applicable Indemnitors under Section 10.1.1 or 10.2.1., as the case may be, shall not exceed the Purchase Price.

10.4.2
The limitations of Section 10.4.1 shall not apply to any Claim by an Indemnified Party under Sections 10.1.1 or 10.2.1 for breaches of any representations or warranties contained in Sections 6.1.1, 6.1.2, 6.1.3, 6.1.4, 6.1.6, 6.1.7, 6.1.14, 6.1.17, 6.1.19(a), 6.1.19(c), 6.1.19(e), 6.1.20, 6.2.1, 6.2.2, 6.2.3, 6.2.4 or 6.2.6.

10.5
Exclusive Remedy. From and after Closing, this Article 10 sets forth the sole and exclusive remedy for any Party with respect to any claim for money damages relating to this Agreement or the transactions contemplated hereby and the facts and circumstances relating and pertaining hereto shall be governed by this Agreement (whether any such claim shall be made in contract, breach of warranty, tort or otherwise); provided, however, that in no event shall this Article 10 be the exclusive remedy with respect and this Article 10 will in no way limit a Party’s rights for claims (a) arising from the fraud or intentional misrepresentation of another Party, (b) seeking equitable relief, injunctive relief or specific performance, or (c) by IBS to enforce any of the covenants of Sellers and Intelligent Systems contained in Article 11.

10.6
Time Limits on Claims. All representations and warranties set forth herein shall survive the Closing; however, no Claim shall be brought under this Article 10 hereto for breach of a representation or warranty more than twenty four (24) months following the Closing Date. Notwithstanding the foregoing, however, or any other provision of this Agreement, there shall be no time limitation on claims or actions brought for breach of any representation or warranty contained in Sections 6.1.1, 6.1.2, 6.1.3, 6.1.4, 6.1.6, 6.1.7, 6.1.14, 6.1.17, 6.1.19(a), 6.1.19(c), 6.1.19(e), 6.1.20, 6.2.1, 6.2.2, 6.2.3, 6.2.4 or 6.2.6, all of which shall survive indefinitely. Any Claim not made within the foregoing relevant time period shall expire and be forever barred thereafter.

11.	Restrictive Covenants:

11.1
Non-Compete. For a period of five (5) years after the Closing Date, each of Sellers and Intelligent Systems agrees, covenants and warrants that it shall not, in any manner, directly or indirectly, whether as principal, manager, agent, consultant, independent contractor, officer, stockholder, director, partner, debt or equity investor, lender or employee, actually or attempt to be employed by, be engaged in or have any financial interest in any person anywhere in the United States that provides products and/or services that are competitive with the Assets or Business or that is otherwise engaged in a business that is competitive with the Business; provided, however that it shall not be a breach of this Section 11.1 for Intelligent Systems to hold a passive ownership or investment position of less than ten percent (10%) of the outstanding equity or voting interests in any company, so long as the holder thereof does not have, or exercise, any rights to operate, manage or control the business of such company.

11.2
Customer Non-Solicit. For a period of five (5) years after the Closing Date, each of Sellers and Intelligent Systems agrees, covenants and warrants that it shall not, in any manner, directly or indirectly, whether as principal, manager, agent, consultant, independent contractor, officer, stockholder, director, partner, debt or equity investor, lender or employee, actually or attempt to: (a) contact any customer under any Contract with respect to the Assets or Business; (b) induce, attempt to induce, solicit, or otherwise cause, directly or indirectly, any such customer (other than reasonable efforts to collect any amounts owed from such customer to Sellers or Intelligent Systems) to (i) cease being a customer of IBS with respect to the Assets or Business, (2) divert any business or reduce the amount of business attributable to such customer from IBS with respect to the Assets or Business or otherwise discontinue or alter, in a manner adverse to , such business relationship with IBS with respect to the Assets or Business, or (3) otherwise interfere with, disrupt, or attempt to interfere with, reduce or disrupt, the business or potential relationship with respect to the Assets or Business between IBS and any such customer; or (c) solicit for business, provide services to, or do business with, any such customer if such would constitute engaging in the Business.

11.3
Employee Non-Solicit. For a period of three (3) years after the Closing Date, each of Sellers and Intelligent Systems agrees, covenants and warrants that it shall not, in any manner, directly or indirectly, solicit or encourage any person who was at any time during the twelve (12) month period on and prior to the Closing Date an employee or consultant of the Business (including the Employees) to leave the employment or service of IBS or any IBS Affiliate or to provide names or other information about any such persons to any other person under circumstances which could lead to the use of that information for purposes of recruiting, hiring, soliciting or encouraging such person to leave the employment or service of IBS or any IBS Affiliate.

11.4
Non-Disparagement. At all times after the Closing Date, each of Sellers and Intelligent Systems (considered as one party for the purposes of this Section 11.4) and IBS agrees, covenants and warrants that it shall not engage in any conduct that involves the making or publishing of written or oral statements or remarks (including, without limitation, the repetition or distribution of derogatory rumors, allegations, negative reports or comments) which are disparaging, deleterious or damaging to the integrity, reputation or good will of the Business, the Assets, the Employees or another Party.

11.5
Legitimate Business Interests. It is the intention of the Parties to restrict the activities of the Sellers and Intelligent Systems under this Article 11 only to the extent necessary for the protection of legitimate business interests of the Assets, the Business and IBS, and the Parties specifically agree and covenant that should any provision contained in Article 11 of this Agreement, under any set of circumstances, be adjudicated to be illegal, invalid, or unenforceable under present or future law, then it is the intention of the Parties that, in lieu of each such provision, there shall be substituted or added, and there is hereby substituted and added, a provision as similar in terms to such illegal, invalid, or unenforceable provision as may be legal, valid, and enforceable.

11.6
Independent Covenants. All of the agreements and covenants of Sellers and Intelligent Systems contained in Article 11 of this Agreement shall be construed as agreements independent of the covenants in other Articles of this Agreement and any other continuing relationship either Sellers or Intelligent Systems may have with IBS, and the existence of any claim or cause of action against IBS by any Seller or Intelligent Systems, however predicated, shall not constitute a defense to the enforcement by IBS of the agreements and covenants contained in Article 11 of this Agreement.

11.7
Remedies. It is agreed that any breach or violation of any of the provisions of Article 11 of this Agreement by any Seller or Intelligent Systems will result in immediate and irreparable injury to IBS and will authorize recourse to an ex parte temporary restraining order, preliminary injunction, permanent injunction and/or specific performance as well as to all other legal or equitable remedies to which IBS may be entitled. No remedy conferred by any provision of Article 11 of this Agreement is intended to be exclusive of any other remedy, and each and every remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now or hereafter existing at law or in equity, by statute or otherwise. The election of any one or more remedies by IBS shall not constitute waiver of the right to pursue other available remedies at any time or cumulatively from time to time.

11.8
Consideration. Each Seller and Intelligent Systems hereby acknowledges that (i) the covenants and agreements contained in Article 11 of this Agreement were given by Sellers and Intelligent Systems as an inducement for IBS to enter into this Agreement and (ii) the consideration being received from IBS hereunder (including the Purchase Price) is sufficient consideration for the covenants and agreements contained in Article 11 of this Agreement.

11.9
Severability. All agreements and covenants contained in Article 11 of this Agreement are severable, and in the event that any of them shall be held to be invalid or unenforceable in any respect, this Agreement shall be interpreted as if such invalid agreement or covenant were not contained herein.

12.	Termination:

12.1
Breach. Sellers may terminate this Agreement prior to Closing Date, if IBS breaches this Agreement and fails to remedy such breach within 15 days after the date IBS receives written notice from Sellers of such breach. IBS may terminate this Agreement prior to the Closing Date, if any Seller or Intelligent Systems breaches this Agreement and fails to remedy such breach within 15 days after the date such Seller or Intelligent Systems receives written notice from IBS of such breach.

12.2
Failure of Closing Conditions. IBS may terminate this Agreement in the event that any Seller or Intelligent Systems fails to or is unable to comply with the Closing Conditions set forth in Section 8.1 on or before April 30, 2008. Sellers may terminate this Agreement in the event that IBS fails to or is unable to comply with the Closing Conditions set forth in Section 8.2 on or before April 30, 2008.

13.	Miscellaneous:

13.1	Amendment. This Agreement may be amended only by written instrument executed by all Parties to this Agreement.

13.2
Waiver. Any Party may at any time waive compliance by the other Party or Parties with any covenants or conditions contained in this Agreement, but only by written instrument executed by the Party waiving such compliance. No such waiver, however, shall be deemed to constitute the waiver of any such covenant or condition in any other circumstance or the waiver of any other covenant or condition.

13.3
Cooperation. The Parties will each cooperate with each other, in furnishing information, testimony, and other assistance in connection with any actions, proceedings, arrangements, and disputes with other persons or governmental inquiries or investigations involving the transactions contemplated hereby.

13.4
Notification of Certain Matters. The parties to this Agreement each agree to give prompt notice to the other of (i) the occurrence, or failure to occur, of any event which occurrence or failure to occur is reasonably likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date hereof and (ii) any material failure on its part to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder.

13.5
Confidentiality. Except as required by law (and then only to the extent so required under the law), each Party to this Agreement agrees to keep confidential all information pertaining to (a) the other Parties (b) the terms of this Agreement (c) Assets, Contracts, Employees or Assumed Liabilities, and (d) any other information that a Party has received pursuant to this Agreement or transactions contemplated here in. Each Party agrees not to, disclose or furnish to, or use for the benefit of any person, firm, partnership or corporation such information without the prior written consent of the party that owns such information or data.

13.6
Severability. If any provision of this Agreement shall finally be determined to be unlawful, then such provision shall be deemed to be severed from this Agreement and every other provision of this Agreement shall remain in full force and effect.

13.7	Expenses. Each party will bear its own expenses incurred in connection with this Agreement and the transactions contemplated hereby.

13.8
Notices. All notices, requests and other communications hereunder shall be in writing and shall be deemed to have been duly given at the time of receipt, if delivered by hand or communicated by electronic transmission, or, if mailed, three (3) days after mailing registered or certified mail, return receipt requested with postage prepaid to the following address;

If to Sellers or Intelligent Systems:	Intelligent Systems Corporation 4355 Shackleford Road Norcross, Georgia 30093 Attention: Chief Executive Officer Facsimile: 770-381-2808

With a required copy to:	Ledbetter Johnson Wanamaker LLP 1175 Peachtree Street 100 Colony Square, Suite 1100 Atlanta, Georgia 30361 Attention: Larry D. Ledbetter, Esq. Facsimile: 404-835-9450

If to VISaer or VISaer (UK):	VISaer, Inc., 100 Burtt Road, #100, Andover, Massachusetts 01810 Attention: Facsimile:

If to IBS:	IBS Technics, Inc. c/o IBS Software Services Americas, Inc., 900 Circle 75 Parkway, Suite 550, Atlanta, Georgia 30339 Attention: Chief Operating Officer Facsimile: (678) 391-6099

With a required copy to:	IBS Software Services Americas, Inc. 900, Circle 75 Parkway, Suite 550, Atlanta, Georgia 30339. Attention: Director — Contracts & Legal Affairs Facsimile: (678) 391-6099.
13.9
Assignment. This Agreement shall be binding upon and inure to the benefit of the successors of each of the Parties to this Agreement, but shall not be assignable by any Party without the prior written consent of the others, provided, however, that IBS may assign this Agreement to its holding company or any other IBS Affiliate.

13.10
No Third Parties. Neither this Agreement nor any provisions set forth herein is intended to, or shall, create any rights in or confer any benefits upon any person other than the parties to this Agreement, other than as provided for the Indemnified Parties in Article 10.

13.11
Governing Law; Binding Arbitration. This Agreement will be governed by and construed in accordance with the laws of the State of Georgia. The parties shall refer any disputes arising between them, which relate to this Agreement or transactions contemplated hereby to binding arbitration to be conducted in accordance with the American Arbitration Association. The venue of arbitration shall be Atlanta, State of Georgia.

13.12
Press Releases. Each Party to this Agreement agrees not to issue press releases or public announcements concerning the terms of this Agreement without the prior written approval of the other Parties. However, this shall not restrict any statutory requirements under Indian and US law.

13.13	Counterparts. The parties to this Agreement may execute more than one counterpart of this Agreement, and each fully executed counterpart shall be deemed an original without production of the others.

13.14
Complete Agreement. This Agreement and the Schedules hereto, sets forth the entire understanding with respect to the subject matter hereof and supersedes all prior letters of intent, agreements, covenants, arrangements, communications, representations or warranties, whether oral or written, by any officer, employee, or representative of any Party relating thereto.

14.	Bulk Transfers:

14.1
While not acknowledging the applicability to this transaction of the Bulk Transfer provisions of the Georgia Uniform Commercial Code, O.C.G.A. section 11-6-101, et. seq., the Parties do nevertheless agree as follows: IBS hereby waives performance of Sellers’ duties under the provisions of the Bulk Transfer section of the Georgia Uniform Commercial Code (O.C.G.A. section 11-6-101, et. seq.) as same may apply to this transaction. To the best of Sellers’ knowledge and belief, all creditors have been paid and there are no creditors, which will be damaged by the transactions contemplated hereby. Sellers and Intelligent Systems, jointly and severally, in consideration of the IBS’ waiver of the provisions of the Georgia Uniform Commercial Code — Bulk Transfers, Section 11-6-101, et. seq., if applicable, do hereby indemnify and hold harmless IBS from any and all Damages that IBS may incur from the waiver of the above Bulk Transfer Act. Sellers and Intelligent Systems agree to defend all claims or actions against IBS arising pursuant to this Section 14.1, and to be responsible for all costs and expenses, including attorney fees, associated therewith.

IN WITNESS WHEREOF, the Parties have each caused this Agreement to be executed by their respective duly authorized officers all as of the date first above written.

IBS Technics, Inc.		VISaer, Inc.

By:	/s/ Peter Krebs	By:	/s/ David Spellman

Name:	Peter Krebs	Name:	David Spellman

Title:	Vice President	Title:	President and CEO

VISaer (UK) Limited		Intelligent Systems Corporation

By:	/s/ David Spellman	By:	/s/ J/ Leland Strange

Name:	David Spellman	Name:	J. Leland Strange

Title:	Director	Title:	President / CEO

Solely for purposes of Section 4.3, IBS Software Services Americas, Inc.

By:	/s/ Peter Krebs

Name:	Peter Krebs

Title:	Vice President

Index to Schedules

Schedules to the Agreement are not filed herewith but will be provided to the Commission supplementally upon request. Below is a description of the contents of the omitted schedules.

Schedule	Description
Schedule 1	List of assets sold to Buyer

Schedule 2	List of contracts assigned to Buyer

Schedule 3	List of employees hired by Buyer

Schedule 4	Payment matrix for calculation of earnout payments

Schedule 5	Closing statement with closing compensation calculation and payment distribution

Schedule 6	Disclosure schedule with information required to be disclosed by Seller

Schedule 7	Form of assignment for customer contracts

Schedule 8	Form of assignment and assumption agreement